CERTIFICATE OF FORMATION
OF
NORTHWEST PIPELINE LLC

1. The name of the limited liability company is Northwest Pipeline LLC

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

3. (Insert any other matters the members determine to include herein.)

If a later effective date is desirable, set forth as an additional item: “This Certificate of Formation shall be effective upon filing.”

In Witness Whereof, the undersigned have executed this Certificate of Formation of Northwest Pipeline LLC this 1st day of July, 2013.

/s/ Allison G. Bridges
Senior Vice President — West